Exhibit 12.1

Description of Ratio of Earnings To Fixed Charges ((unaudited)

		FYE
	3rd Qtr F'05	2004	2003	2002	2001	2000
Pretax income from continuing operations, as reported	$80,173	$38,825	$45,117	$22,910	$40,772	$47,533

Adjustments:
Fixed charges	11,759	14,597	22,249	34,022	50,176	38,488
Reclassify loss on early extinguishment of debt out of extraordinary						(24,600)

Pretax income from continuing operations, as adjusted	91,932	53,422	67,366	56,932	90,948	61,421

Fixed charges:
Interest expense, net	10,781	13,559	21,430	32,723	49,199	37,670
Interest income	160	110	145	726	448	158
Interest component of rent expense (estimated at 7.25%)	818	928	674	573	529	660

	11,759	14,597	22,249	34,022	50,176	38,488

Earnings to fixed charges ratio	7.8	3.7	3.0	1.7	1.8	1.6

Notes / Other information

>>>>The Kopp minority interest expense does not reduce pretax income from continuing operations as Kopp has fixed charges (i.e. interest)

>>>>The CPS minority interest income does not increase pretax income from continuing operations pursuant to (d)(3)(iii)

Rent expense	3,200	12,800	9,300	7,900	7,300	9,100

Loss on early extinguishment of debt, net of tax						24,600